VIA EDGAR CORRESPONDENCE

October 20, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:	Nortel Networks Limited (“NNL” and collectively with Nortel Networks Corporation “Nortel”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 001-34243

This letter is provided further to the conference calls held on October 1, 2009 and October 15, 2009 (the “Conference Calls”) between representatives of Nortel, KPMG LLP and staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding Staff’s comment letter dated September 14, 2009 from Staff concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended June 30, 2009, each filed by NNL (the “September 2009 Comment Letter”).

As agreed with Staff on a conference call on October 15, 2009, this letter provides an analysis, prepared in consultation with KPMG LLP, that Nortel believes supports combined financial statement presentation under Regulation S-X. Based on the interaction of Regulation S-X Article 4 “Rules of General Application” (“Article 4”), SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, Appendix A: ARB 51, As Amended by This Statement” (“SFAS 160”),

Clarke Glaspell

Controller

Nortel Networks Corporation

195 The West Mall, Toronto, Ontario, Canada M9C 5K1 T 905.863.7059

glaspell@nortel.com

and Regulation S-X Article 3A “Consolidated and combined Financial Statements.” (“Article 3A”), Nortel concluded that combined financial statement presentation of subsidiaries under common management represented the appropriate application of accounting principles generally accepted in the United States (“U.S. GAAP”). Further, Nortel concluded that combined financial statement presentation was not precluded by Rule 3A-02 of Article 3A (“Rule 3A-02”) since it provided the most meaningful information to users of the financial statements.

Nortel prepares its financial statements in accordance with U.S. GAAP, unless otherwise provided. Rule 4-01(a)(1) Article 4 provides that:

“Financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the Commission has otherwise provided….”

As discussed in prior correspondence dated August 14, 2009 between NNL and Staff (“August Correspondence”), Nortel believes that the combined financial statement presentation of subsidiaries under common management complies with SFAS No. 160 if such presentation is more meaningful than separate financial statements. As further discussed in the August Correspondence and on the Conference Calls, Nortel has determined that common management exists among its subsidiaries, including the EMEA Debtors.

Nortel believes that based on the particular facts and circumstances related to its Creditor Protection Proceedings during the six months ended June 30, 2009, combined financial statements provided the most meaningful financial statement presentation.

As discussed on the Conference Calls, Nortel functions as a global entity and Nortel believes that significant economic interdependencies exist among its global subsidiaries. This is evidenced by Nortel’s intellectual property (“IP”) and customer relationships that represent the key global value drivers to all of Nortel’s businesses. The IP is generally centrally held by NNL and the customer relationships for each business unit often span multiple jurisdictions. Each business unit is managed on a global basis by a segment president with responsibility for allocating resources for the betterment of the business unit and authority over global selling and marketing, customer relationships, research and development and operations of their respective business unit. This significant interdependence results in value being created on a global rather than legal entity by legal entity basis. This has been clearly demonstrated in Nortel’s recent divestiture efforts with respect to our CDMA, Enterprise and MEN businesses. As these proposed transactions include assets held by various entities across jurisdictions, customers that span multiple entities and IP held centrally by NNL, maximizing the value of any assets through divestiture would not be possible without the participation and cooperation of subsidiaries globally.

Rule 3A-02 provides:

“In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity. Other particular facts and circumstances may require combined financial statements, an equity method of accounting, or valuation allowances in order to achieve a fair presentation.” [emphasis added]

Nortel believes that Rule 3A-02 recognizes that facts and circumstances may require a registrant to present combined financial statements. Nortel does not interpret Rule 3A-02 to preclude presentation of combined financial statements when such financial statements would be in accordance with U.S. GAAP, nor restrict combined presentation to particular circumstances; rather, Rule 3A-02 recognizes that the ultimate goal of selecting a financial presentation is to provide the most meaningful information to the users of the financial statements. Based on the facts and circumstances outlined above, Nortel has concluded that combined presentation of all subsidiaries under common management is the most meaningful information for users of the financial statements.

In Nortel’s view, the above analysis indicates that financial statements prepared in accordance with US GAAP are presumed to be appropriate unless otherwise provided in Regulation S-X. Additionally, Nortel believes that combined financial statement presentation represents the appropriate application of U.S. GAAP in each of the reporting periods under review and is specifically allowed within Rule 3A-02 of Regulation S-X if it represents the most meaningful presentation available to users of the financial statements. Accordingly, during the six month period ending June 30, 2009, Nortel concluded that combined financial statement presentation of all subsidiaries under common management was allowable under Regulation S-X and, in Nortel’s circumstances, provided the most meaningful presentation for users of the financial statements. Please note that Nortel’s primary financial statements have been supplemented by debtor financial statements that present the results of the Canadian Debtors, U.S. Debtors and EMEA Debtors in separate columnar form.

* * * * * * * * * * * * * * * * * * * *

Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Grace McDonald, Corporate Counsel and Assistant Secretary at 905.863.7875 or the undersigned at 905.863.7059 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/s/ Clarke Glaspell

Clarke Glaspell

Controller

CG/gkm

cc:	Craig Olinger, Deputy Chief Accountant, SEC

Michael Fay, Associate Chief Accountant, SEC

Carlos Pacho, Senior Assistant Chief Accountant, SEC

Kyle Moffatt, Accountant Branch Chief, SEC

Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer

    and Chief Restructuring Officer, Nortel

Reggie Oakley, Director, Global Technical Accounting, Nortel

Anna Ventresca, General Counsel – Corporate and Corporate Secretary, Nortel

Grace McDonald, Corporate Counsel and Assistant Secretary, Nortel

Mike Monteleone, Audit Partner, KPMG LLP

Craig Brod, Cleary Gottlieb Steen & Hamilton LLP

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